Exhibit 99.2

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED FINANCIAL DATA

AS OF JUNE 30, 2017

INDEX

Page

Interim Consolidated Balance Sheet	2

Interim Consolidated Income Statements	3

Interim Consolidated Comprehensive Income Statements	4

Interim Statement of Changes in Shareholders’ Equity	5-6

Interim Consolidated Statements of Cash Flows	7-9

Notes to the condensed consolidated interim financial statements	10-21

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,	June 30,
	2 0 1 7	2 0 1 6	2 0 1 7
			Convenience
			translation
	(in NIS thousands)		US$’000

Current Assets
Cash and cash equivalents	85,715	89,688	24,518
Short-term deposits and investments	19,170	39,527	5,483
Trade accounts receivables	66,559	34,168	19,038
Other receivables	8,890	13,344	2,543
Inventories	1,898	1,865	543
	182,232	178,592	52,125

Non-Current Assets
Trading property	885,771	1,310,549	253,367
Deposits and other long-term balances	17,936	23,484	5,130
Investments in equity method investees	11,215	26,949	3,208
Property, plant and equipment, net	675,331	721,635	193,173
	1,590,253	2,082,617	454,878

	1,772,485	2,261,209	507,003

Current Liabilities
Short-term credits	1,625,694	1,128,768	465,016
Suppliers and service providers	8,177	34,160	2,339
Payables and other credit balances	43,850	46,699	12,543
	1,677,721	1,209,627	479,898

Non-Current liabilities
Borrowings	-	852,870	-
Other liabilities	61,748	57,155	17,662
Deferred taxes	87,933	92,942	25,152
	149,681	1,002,967	42,814

Shareholders’ Equity (Deficiency)
Attributable to equity holders of the Company	(169,140)	(88,489)	(48,381)
Non-controlling Interests	114,223	137,103	32,672
	(54,917)	48,614	(15,709)

	1,772,485	2,261,209	507,003

The accompanying notes form an integral part of the interim financial data.

2

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED INCOME STATEMENTS

	Six months ended		Year ended	Six months ended
	June 30,		December 31,	June 30,
	2 0 1 7	2 0 1 6	2 0 1 6	2 0 1 7
	(in NIS thousands)			Convenience Translation US$’000
Income revenues and gains
Revenues
Revenues from sale of trading properties	431,973	115,865	126,019	123,562
Revenues from hotel operation and management	62,664	67,282	135,839	17,924
Total revenues	494,637	183,147	261,858	141,486

Gains and other
Rental income from commercial centers	18,052	36,228	66,417	5,164
Total income revenues and gains	512,689	219,375	328,275	146,650

Expenses and losses
Hotel operation and management	52,377	57,753	115,367	14,982
Cost of trading properties sold and commercial centers operation	436,542	129,987	159,806	124,868
General and administrative expenses	8,260	4,750	10,257	2,363
Share in losses of associates, net	14,053	21,344	54,313	4,020
Financial expenses	79,565	84,709	142,337	22,759
Write down, charges and other expenses(income), net	(456)	16,505	155,357	(130)
	590,341	315,048	637,437	168,862

Loss before tax benefits	(77,652)	(95,673)	(309,162)	(22,212)
Income tax expenses (tax benefits)	(2,239)	917	2,906	(641)

Loss for the period	(75,413)	(96,590)	(312,068)	(21,571)

Attributable to:
Equity holders of the Company	(58,745)	(79,329)	(194,830)	(16,803)
Non-controlling interest	(16,668)	(17,261)	(117,238)	(4,768)

	(75,413)	(96,590)	(312,068)	(21,571)

Loss per share
Basic and diluted per share:	(6.39)	(8.63)	(21.20)	(1.83)

The accompanying notes form an integral part of the interim financial data.

3

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED OTHER COMPREHENSIVE INCOME STATEMENT

	Six months ended		Year ended	Six months ended
	June 30,		December 31,	June 30,
	2 0 1 7	2 0 1 6	2 0 1 6	2 0 1 7
	(in NIS thousands)			Convenience Translation US$’000

Loss for the period	(75,413)	(96,590)	(312,068)	(21,571)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Exchange differences arising from translation of foreign operations	(18,498)	(163)	(33,933)	(5,291)
Gain (loss) from cash flow hedge	-	(1,248)	1,670	-
	(18,498)	(1,411)	(32,263)	(5,291)
Items not to be reclassified to profit or loss in subsequent periods:
Revaluations of property plant and equipment	(9,999)	14,249	90,410	(2,860)
Other comprehensive income (loss)	(28,497)	12,838	58,147	(8,151)

Comprehensive loss	(103,910)	(83,752)	(253,921)	(29,722)

Attributable to:
Equity holders of the Company	(84,215)	(66,486)	(128,114)	(24,089)
Non-controlling interests	(19,695)	(17,266)	(125,807)	(5,633)

	(103,910)	(83,752)	(253,921)	(29,722)

The accompanying notes form an integral part of the interim financial data.

4

ELBIT IMAGING LTD.

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital and share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Non- Controlling interest	Total shareholders’ equity
	(In thousand NIS)

Balance - January 1, 2016	1,105,974	(341,907)	228,745	-	(748,892)	(224,633)	19,287	284,777	304,064

Loss for the year	-	-	-	-	-	(194,830)	(194,830)	(117,238)	(312,068)
Other comprehensive income (loss)	-	2,015	76,025	-	(24,089)	12,765	66,716	(8,569)	58,147
Stock based compensation expenses	-	-	-	27	-	-	27	149	176
Transaction with non-controlling interest	-	40,903	-	-	(27,369)	-	13,534	(15,239)	(1,705)
Cancelation of stock based compassion	-	6,777	-	-	-	-	6,777	(6,777)	-

Balance - December 31, 2016	1,105,974	(292,212)	304,770	27	(800,350)	(406,698)	(88,489)	137,103	48,614

Loss for the period	-	-	-	-	-	(58,745)	(58,745)	(16,668)	(75,413)
Other comprehensive income (loss)	-	-	(15,492)	-	(15,658)	5,680	(25,470)	(3,027)	(28,497)
Stock based compensation expenses	-	-	-	30	-	-	30	349	379
Transaction with non-controlling interest	-	670	-	-	-	-	670	(670)	-
Cancelation of stock based compassion	-	2,864	-	-	-	-	2,864	(2,864)	-

Balance - June 30, 2017	1,105,974	(288,678)	289,278	57	(816,008)	(459,763)	(169,140)	114,223	(54,917)

(*)	includes transactions with non-controlling interest reserve and hedging reserve.

The accompanying notes form an integral part of the interim financial data.

5

ELBIT IMAGING LTD.

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

	Share capital and Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Non- Controlling interest	Total shareholders’ equity
	(In thousand US$)

Balance - December 31, 2016	316,354	(83,585)	87,177	8	(228,933)	(116,332)	(25,311)	39,217	13,906

Profit (loss) for the period	-	-	-	-	-	(16,803)	(16,803)	(4,768)	(21,571)
Other comprehensive income (loss)	-	-	(4,430)	-	(4,480)	1,624	(7,286)	(865)	(8,151)
Stock based compensation expenses	-	-	-	8	-	-	8	99	107
Transaction with non-controlling interest	-	192	-	-	-	-	192	(192)	-
Cancelation of stock based compassion	-	819	-	-	-	-	819	(819)	-

Balance - June 30, 2017	316,354	(82,574)	82,747	16	(233,413)	(131,511)	(48,381)	32,672	(15,709)

(*)	includes transactions with non-controlling interest reserve and hedging reserve.

The accompanying notes form an integral part of the interim financial data.

6

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended		Year ended	Six months ended
	June 30,		December 31,	June 30,
	2 0 1 7	2 0 1 6	2 0 1 6	2 0 1 7
				Convenience
				Translation
	(in NIS thousands)			US$’000

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period from continuing operations	(75,413)	(96,590)	(312,068)	(21,571)

Tax expenses(benefits) recognized in profit and loss	(2,239)	917	2,906	(641)
Income tax paid in cash	(40)	(125)	(803)	(11)
Finance expenses recognized in profit and loss	79,565	84,709	142,337	22,759
Depreciation and amortization (including write-down and impairment)	16,597	18,059	196,141	4,747
Share in losses of associates, net	14,053	21,344	54,313	4,020
Loss (Profit) from realization of assets and liabilities	(2,226)	8,174	(7,973)	(637)
Stock based compensation expenses	379	58	189	109
Others	-	64	(412)	-
Change in trade accounts receivables	5,676	(357)	(22,797)	1,624
Change in receivables and other debit balances	11,332	(24,353)	61	3,241
Change in Inventories	(66)	56	106	(19)
Change in trading property and payment on account of trading property	166,639	70,314	18,708	47,665
Change in suppliers and service providers	66	9,780	20,929	19
Change in payables and other credit balances	5,650	(545)	(14,607)	1,616

Net cash provided by operating activities	219,973	91,505	77,030	62,921

The accompanying notes form an integral part of the interim financial data.

7

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

	Six months ended		Year ended	Six months ended
	June 30,		December 31,	June 30,
	2 0 1 7	2 0 1 6	2 0 1 6	2 0 1 7
				Convenience
				translation
	(in NIS thousands)			US$’000

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from realization of investments in subsidiaries (Appendix A)	15,055	-	-	4,306
Purchase of property plant and equipment, investment property and other assets	(2,354)	(1,359)	(2,872)	(673)
Proceeds from realization of property plant and equipment	422	145	22,278	121
Proceeds from sale of investments in a joint venture company	869	-	83,792	249
Investment in long-term deposits and long-term loans	(1,635)	(14,230)	(10,851)	(468)
Proceed from realization of long-term deposits and long-term loans	13,021	18,492	7,128	3,724
Interest received in cash	184	129	328	53
Change in short-term deposits and marketable securities, net and changes in restricted cash	-	(8,311)	(9,917)	-
Net cash provided by (used in) investing activities	25,562	(5,134)	89,886	7,312

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of non-controlling interest	-	(499)	(701)	-
Interest paid in cash	(41,896)	(56,561)	(107,297)	(11,984)
Proceeds from long-term borrowings	15,974	98,897	204,615	4,569
Repayment of long-term borrowings	(221,643)	(140,709)	(332,553)	(63,399)
Proceeds from selling (purchasing) of derivatives	-	2,197	2,677	-

Net cash used in continued financing activities	(247,565)	(96,675)	(233,259)	(70,814)

Net cash used in financing activities	(247,565)	(96,675)	(233,259)	(70,814)

Decrease in cash and cash equivalents	(2,030)	(10,304)	(66,343)	(581)

Cash and cash equivalents at the beginning of the year	89,688	157,851	157,851	25,654

Net effect on cash due to currency exchange rate changes	(1,943)	619	(1,820)	(555)

Cash and cash equivalents at the end of the period	85,715	148,166	89,688	24,518

The accompanying notes form an integral part of the interim financial data.

8

ELBIT IMAGING LTD.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

	Six months ended		Year ended	Six months ended
	June 30,		December 31,	June 30,
	2 0 1 7	2 0 1 6	2 0 1 6	2 0 1 7
				Convenience
				translation
	(in NIS thousands)			US$’000
Appendix A - Proceeds from realization of investments in subsidiaries

Working capital (excluding cash), net	3,794	-	-	1,085
Property, plant equipment and other assets	9,035	-	-	2,584
Profit from realization of subsidiaries	2,226	-	-	637
	15,055	-	-	4,306

The accompanying notes form an integral part of the interim financial data.

9

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

1.	Reporting entity:

A.	Elbit Imaging Ltd. (“Elbit” or “the Company”) was incorporated in 1996 under the laws of the State of Israel. The Company’s securities are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange (“TASE”). Its executive offices are located at 7 Motta Gur Str., Petach Tikva Israel

B.	The activities of the Company and its held entities (the “Group”) are divided into the following principal fields: (i) Commercial Centers - initiation, construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe, primarily through its 45% subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Group operate and manage commercial and entertainment centers prior to their sale; (ii) Hotel - hotel operation and management (refer also to Note 9 I); (iii) Medical Industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Plots in India - plots designated for sale initially designated to residential projects.

2.	Statement of compliance

This condensed consolidated interim financial information has been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial information does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2016.

The condensed consolidated interim financial information was approved for issue by the Company’s board of directors on December 3, 2017.

Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	Half year ended June 30,	Year ended December 31,
	2017	2016

US Dollar ($)	3.496	3.902
Euro (€)	3.986	4.247
Romanian New Lei (RON)	0.8753	0.938
Indian Rupee (INR)	0.0539	0.058

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	Half year ended June 30,	Year ended December 31,
	2017	2016

US Dollar ($)	(9)	(1)
Euro (€)	(1)	(5)
Romanian New Lei (RON)	(2)	(5)
Indian Rupee (INR)	(5)	(4)

10

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

3.	Significant accounting policies

The accounting policies applied by the Group in this condensed interim financial information are the same as those applied by the Group in its latest annual consolidated financial statements as of December 31, 2016.

New standards prior to their adoption:

Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods. The Group is not required to provide additional disclosures in its condensed interim consolidated financial statements, but will disclose additional information in its annual consolidated financial statements for the year ended 31 December 2017.

Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrecognised Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

The Company is yet to evaluate the effect of IAS 12 on the consolidated financial statements

IFRIC 23, Uncertainty over Income Tax Treatments:

In June 2017, the International Accounting Standards Board issued IFRIC 23, Uncertainty over Income Tax Treatments. IFRIC 23 is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The effective date for adoption of IFRC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted.

The Company is yet to evaluate the effect of IFRIC 23 on the consolidated financial statements.

11

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

4.	The Company financial position:

As of the financial statements’ approval date, the Company’s standalone financial position includes liabilities to bank Hapoalim and towards Series H and Series I notes in the aggregate principal amount of approximately NIS 618 million. An amount of approximately NIS 48 million (principal plus future accrued interest) is due to bank Hapoalim on January 31, 2018 and an amount of approximately NIS 312 million (principal plus future accrued interest) is due to Series H notes until May 30, 2018. The remaining amount of approximately NIS 318 million (principal plus future accrued interest) will become due until November 2019. In addition, until May 2018 the Company has certain operational expenses and other current liabilities for its ongoing operations in the amount of approximately NIS 12 million.

The Company has prepared a projected cash flow that outlines the relevant resources until May 2018 that are expected to serve the repayments to bank Hapoalim and Series H notes which includes the following resources : (i) cash and cash equivalents (on a standalone basis) of approximately NIS 16 million; (ii) net cash expected to be generated from the withdrawal of the net operational profits and the sale of the Company’s holdings in Radisson hotel in Bucharest of approximately NIS 301 million (See note 9 I); (iii) proceeds from advance payments on account of the sale of our plot in Bangalore (India) in the amount of approximately NIS 17 million based on terms of the sale purchase agreement signed in July 2017( see note 8 I);(iv) proceeds from partial sale of our shares in Elbit Medical in the amount of approximately NIS 50-60 million.

In addition, the Company has additional resources, of approximately NIS 378 million which include, inter alia: (i) the remaining holdings of the Company in Elbit Medical including shares and shareholder loan of the Company to Elbit Medical in the amount on NIS 154 million which is due on January 1, 2019;(ii) additional proceeds from the sale of our plot in Bangalore (India); and (iii) excepted proceed from our plot in Chennai (India).

These resources are designated to serve the repayment to Series I notes in the amount of NIS 318 million which is due in November 30 2019.

The Company’s management and board of directors are of the opinion, based on the projected cash flow and the assumptions described, that the Company can execute its plans and that it would be able to serve its indebtedness in the foreseeable future.

In light of the foregoing, the Company’s management and board of directors are of the opinion that no significant doubts exist as to the Company’s ability to act as going concern and hence, the consolidated financial statements of the Company as of June 30, 2017 were prepared based on going concern assumption.

5.	Going concern and liquidity position of PC:

As at June 30, 2017 the PC’s outstanding obligations to bondholders and banks are EUR 140.1 million and circa EUR 44 million, respectively.

In November 2016, PC agreed with its bondholders to amend the terms of the early repayment requirement under the original debt restructuring plan (the “Restructuring Plan”). On March 15, 2017, PC repaid the required minimum early repayment to its bondholders and thus obtained a deferral of one year for the remaining contractual obligations of the bonds.

12

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

5.	Going concern and liquidity position of PC: (Cont.)

Information concerning the PC’s obligations and commitments to make future payments under contracts such as debt agreements in the 15 months starting October 1, 2017 is aggregated in the following tables.

	Total Payment Due by period (in TEUR)
Contractual Obligations	Within 1 year		0.25 year

Bonds including current portion and interest	52,000	(*)	10,700
Secured bank loan (Torun)	43,596		-

Total contractual obligations (excluding working capital)	95,596		26,300
General & administrative	3,400		600

(*)	Excluding an amount of circa EUR 7.25 million which was not repaid on October 30, 2017 by the approval date of these interim consolidated financial statements following the balance sheet date as a result of dispute (refer to Note 9(d)).

PC expects to increase the amount of its liquid balances during the 15 months starting October 1, 2017, by means of the following actions:

-	Sale of shopping centers in amount of EUR 38.4 million (net of bank loan)
-	Sale of plots of lands in amount of EUR 25.6 million

PC’S management expects that PC will be able to meet the remaining contractual obligations during the 15 months period starting October 1, 2017 by its assets disposal program.

PC’s Management acknowledges that the above expected cash flows are based on forward-looking plans and estimations which rely on the information known to management at the time of the approval of these financial statements. The materialization of the above forecast is not certain and are subject to factors beyond the Company’s control. Therefore, delays in the realization of the Group’s assets and investments or realization at lower price than expected by management, could have an adverse effect on the Group’s liquidity position and its ability to meet its contractual obligations on a timely manner.

PC’s Management further acknowledges that the company is exposed to foreign currency risk derived from borrowings denominated in currency other than the functional currency of the group, more specifically, a further devaluation of the EUR against the NIS can significantly increase the remaining contractual obligation to bondholders.

As of June 30, 2017 PC is not in compliance with Coverage Ratio Covenant (“CRC”) as defined in the restructuring plan. This may entitle the bondholders to declare that all or a part of their respective (remaining) claims become immediately due and payable. It is important to mention that taking into account the contingent considerations based on signed SPAs, the CRC might be higher than the minimum ratio required.

In addition, based on trust deeds in case of material deterioration in the PC’s business and substantial suspicion exists that PC will not be able to repay the bonds on time, the bondholders may declare immediate repayment of bonds. In addition, should the bondholders exercise their right to declare immediate repayment, there is a cross default trigger in PC’s bank loan agreements that would allow the banks to demand repayment of the loans made.

13

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

5.	Going concern and liquidity position of PC: (Cont.)

PC’s financial statements as of December 31, 2016 include an auditor’s opinion with emphasis of matter to going concern uncertainty as well as auditor’s review report with respect financial statements as for June 30, 2017. As a result, there is a risk that the bondholders could argue that there exists a substantial suspicion with respect to the PC’s ability to repay its obligations that entitles them to immediate repayment. Should this occur there is a risk that the bank with whom PC has loan in place will also demand immediate repayment of the loans made to the Company.

PC did not publish its financial statements within the deadline set out in the bond trust deeds and has not remedied the situation within the allowed time. In addition, the trading of the PC’s ordinary shares, Series A Notes and Series B Notes have been temporarily suspended from trading on the relevant exchanges. This may entitle the bondholders to declare that all or a part of their respective (remaining) claims become immediately due and payable.

As a result PC bonds and bank loans were classified as current liabilities in the financial statements as of June 30, 2017.

In the case that the bondholders would declare their remaining claims to become immediately due and payable, PC would not be in a position to settle those claims and would need to enter to an additional debt restructuring or might cease to be a going concern. As at the date of these financial statements the bondholders have not taken steps to assert their rights.

A combination of the abovementioned conditions indicates the existence of a material uncertainty that casts significant doubt about PC’s ability to continue as a going concern.

6.	Segment reporting

The chief operating decision-makers (CODM) have been identified as the Chairman of the board CEO and the Acting CEO and CFO. The CODM reviews the Group’s internal reporting in order to assess performance and allocate resources. The CODM assess the performance of the Group’s segments based on Net Operating Income.

For the purpose of this interim financial information the following business segments were identified:

●	Commercial Centers
●	Hotel
●	Medical industries
●	Plots in India

14

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

6.	Segment reporting (Cont.)

Six months period ended June 30, 2017:

	Commercial and entertainment centers	Hotels	Medical industries (i)	Plots in India	Equity method adjustment	Total
	( I n t h o u s a n d N I S)
	(Unaudited)

Segment revenues	450,025	62,664	39,817	-	(39,817)	512,689

Segment profit (loss)	14,028	10,626	(12,158)	(835)	12,565	24,226

Financial expenses	(3,513)	(8,907)	-	-	-	(12,420)

Share in losses of associates, net	-	-	(9,106)	-	(4,947)	(14,053)

Unallocated general and administrative expenses						(8,260)
Unallocated other income						-
Unallocated financial expenses						(67,145)
Loss before income taxes						(77,652)

(i)	Includes mainly investments in associates and therefore not included in the total revenues and other income.

15

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

6.	Segment reporting (Cont.)

Six months period ended June 30, 2016:

	Commercial and entertainment centers	Hotels	Medical industries (i)	Residential	Equity method adjustment	Total
	(in thousand NIS)
	(Unaudited)

Segment revenues	164,617	67,282	28,955	-	(41,479)	219,375

Segment profit (loss)	18,729	1,793	(57,729)	(924)	51,825	13,694

Financial expenses	1,937	(10,196)	-	-	-	(8,259)

Share in losses of associates, net	-	-	(3,239)	-	(18,105)	(21,344)

Unallocated general and administrative expenses						(4,750)
Unallocated other income						830
Unallocated financial expenses						(75,845)
Loss before income taxes						(95,673)

(i)	Includes mainly investments in associates and therefore not included in the total revenues and other income.

16

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

6.	Segment reporting (Cont.)

Year ended December 31, 2016:

	Commercial Centers (i)	Hotel	Medical industries and devices	Plots in India	Other activities and allocations	Equity method adjustments	Total
	(in thousand NIS)

Revenues	210,014	135,839	96,333	-	-	(113,911)	328,275

Segment profit (loss)	(135,061)	27,433	(119,689)	9,354	-	116,361	(101,602)
Financial income (expenses)	60,454	(19,634)	-	-	-		40,820
Share in losses of associates, net	-	-	(7,960)	-	-	(46,352)	((54,312
Adjustments:
Unallocated general and administrative expenses							(10,257)
Unallocated other expenses							(655)
Unallocated financial expenses							(184,807)
Financial income							(1,056)
Change in fair value of financial instruments measured at FVTPL							2,707
Loss before income taxes							(309,162)
Income taxes							(2,906)
Profit from continuing operations							(312,068)
Profit from discontinued operation							-
Loss for the year							(312,068)

(i)	Includes mainly revenues from commercial centers under operation until their sale and consideration from sales of trading property

17

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

7.	Financial instruments

A.	Financial risks:

During the six-months period ended June 30, 2017there have been no significant changes in the Group’s financial risk management. Objectives and policies are consistent with those disclosed in note 21.C to the consolidated financial statements as at and for the year ended December 31, 2016.

B.	Fair value of financial instruments:

1)	The following table presents the book value and fair value of the Group’s financial assets (liabilities), which are presented in the financial statements at other than their fair value:

		June 30, 2017
		Book Value	Fair Value
	Level	(In thousands NIS)

Debentures*)	Level 1	(1,349,123)	(942,553)
		(1,706,409)	(1,299,839)

		December 31, 2016
		Book Value	Fair Value
	Level	(In thousands NIS)

Debentures*)	Level 1	(1,219,929)	(1,071,436)
		(1,589,852)	(1,441,359)

*)	Fair value of bonds is based on the market price of the bonds in the TASE/ Polish stock exchange as of the June 30, 2017.

8.	Significant events during the period

A.	In accordance with the provision of the Notes trust deeds (Series H and Series I notes), the Company is required to publish its annual consolidated financial statements as required by law, by April 30 with an agreed extension of 30 days.

Since the Company did not meet the aforementioned deadline, as of 30 June 2017 the Bondholders were entitled to declare that all or a part of their respective outstanding debts become immediately due and payable. Should the bondholders exercise their right to declare immediate repayment, there is a cross default trigger in subsidiary’s bank loan agreement that would allow the bank to demand repayment of the loan made. Therefore the Company classified bonds series I and its subsidiary’s bank loan in the amount of NIS 569 million as of June 30, 2017 as current liabilities.

On July 3, 2017 and July 10, 2017, the Series H bondholders and series I bondholders, respectively approved a resolution to waive their immediate repayment right, pursuant to the delay in publications of the financial statements and to extend the submission date of the Company’s annual financial statements for the year of 2016 until December 31, 2017 (the “Resolution”).

On July 10, 2017, the Series I bondholders approved the Resolution as well and therefore, Series H approval became valid. The Company published it annual consolidation financial reports On November 13, 2017.

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ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

8.	Significant events during the period (Cont.)

B.	On February 1, 2017 PC has completed the sale of SPV holding Suwałki Plaza commercial center in Poland to an investment fund. On completion PC has received approximately EUR 16.7 million (NIS 67 million) net cash, after the repayment of the bank loan (approximately EUR 26.6 million), and other working capital adjustments. The purchaser is an investment fund which is connected to a former employee of PC.

C.	On February 21, 2017 PC’s wholly owned subsidiaries has concluded the sale of SPV holding the David House office building in Budapest, Hungary for circa EUR 3.2 million (NIS 13 million) and recorded a gain of circa EUR 0.56 million included in other income.

D.	On February 23, 2017 PC concluded the sale of a 26,057 sqm plot of land in Shumen, Bulgaria for approximately EUR 1 million (NIS 4 million)

E.	On March 2, 2017, an indirect subsidiary of the PC, has successfully completed the sale of SPV holding Belgrade Plaza commercial center, by one of its subsidiaries (the “SPV”), to a subsidiary of BIG Shopping Centers Ltd. (the “Purchaser”).

The shopping center, which is currently over 97% pre-let, opened on 20th of April 2017 and PC had remained responsible for the development and leasing of the asset until the opening.

Upon completion of the transaction, PC has received an initial payment of EUR 31.2 million from the purchaser, EUR 2 million received following the opening and further payments contingent upon certain operational targets and milestones being met. PC has received a further payment of EUR 13.35 million during September 2017 based on the SPA on account of the final proceed which will be calculated one year following the opening of the mall, subject to price adjustments in the next two years. As a result, the company recorded a debtor in amount of EUR 13 .35 million. The Purchaser has provided a guarantee to secure these future payments. The Company recorded a gain from the sale in amount of circa EUR 3.3 million.

Expected Future purchase price adjustments are not included.

The final agreed value of Belgrade Plaza, which will comprise circa 32,300 sqm of GLA, will be calculated based on a general cap rate of 8.25% as well as the sustainable NOI after 12 months of operation, which PC estimates will be approximately EUR 7.2-7.5 million per annum. Further instalments will be due to PC during the first year of operation based on this 12-month figure. The NOI will be re-examined again after 24 months and 36 months of operation, which may lead to an upward adjustment of the final purchase price.

F.	On March 23, 2017, the Company was informed by Gamida, that the orphan drug designation which has been granted by the European Medicines Agency’s (EMA) Committee for Orphan Medicinal Products (COMP) regarding NiCord® has been broadened and now includes any treatment which based on blood system stem cells (haematopoietic stem cells) transplant.

The EMA grants an orphan drug designation to promote the development of products that demonstrate promise for the treatment of rare diseases. EMA Orphan drug designation provides 10 years of market exclusivity in the EU, as well as, prospective grants receiving easement and assistant with developing and registration of drugs for marketing.

G.	On June 19, 2017 EPI signed a revised agreement in relation to the sale of a 100% interest in a special purpose vehicle which holds a site in Bangalore, India to the Partner.

The Partner and EPI have agreed that the purchase price will be amended to INR 338 Crores (approximately Euro 47 million) instead of the INR 321 Crores (approximately Euro 44.6 million) agreed in the previous agreement. As part of the agreement, INR 110 Crores (approximately Euro 15.3 million) will be paid by the Purchaser in instalments until the Final Closing. The Final Closing will take place on September 1, 2018, when the final instalment of INR 228 Crores (approximately Euro 31.7 million) will be paid to EPI.

If the Partner defaults before the Final Closing, EPI is entitled to forfeit certain amounts paid by the Purchaser as stipulated in the revised agreement. All other existing securities granted to EPI under the previous agreement will remain in place until the Final Closing.

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ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

9.	Subsequent events

A.	On July 9, 2017, the Company was informed by Gamida that an approximately $40 million private financing investment has been completed (“the Investment”). The Investment was led by Shavit Capital Fund joined by the pharmaceutical company Novartis and additional investors, including VMS Investment Group, Israel Biotech Fund, IHCV and Clal Biotechnology Industries (the “Investors”). Following the Investment, a preferred shares were allotted to the Investors, based on $120 million pre-money valuation to Gamida (the “Allotted Shares”). In addition, the investors received options to preferred shares in the amount of 60% of the Allotted Shares. The exercise price of the options is 120% of the shares price which have been paid on the Investment closing date. The options will expire 5 years after the Investment closing date. Upon completion of the investment, the Company holds 17.87% of the share capital in Gamida (13.63% fully diluted).

B.	In July 2017, PC has signed the final sale agreement for the disposal of a 1.8-hectare plot in the city of Leszno for €810,000.

C.	On August 7, 2017 PC has completed the sale of a plot totaling approximately 32,000 sqm in Timisoara, Romania, for Euro 7.25 million and a plot totaling approximately 30,000 sqm in Constanta, Romania, for Euro 1.3 million.

D.	On September 27, 2017 a dispute has arisen between PC’s Israeli series A bondholders and PC’s Israeli series B bondholders as to the allocation of funds received from sale of PC’s real estate assets.

Notwithstanding the above, PC announced that in accordance with the provision of its debt restructuring plan (“Plan”) it intends to repay to its bondholders in Poland, Israeli series A bondholders and Israeli series B bondholders (during October 2017), an aggregate amount of approximately EUR 18.8 million, representing 75% of the funds PC received in the last quarter from sale of real estate assets (“Mandatory Repayment Amount”) to be allocated as follows: (i) Polish bondholders - 8.33%, as determined in the plan; (ii) Israeli series A bondholders - 21.23%, as determined in the plan; (iii) Israeli series B bondholders - 31.16% which is the proportional amount that corresponds to the ratio between the outstanding debts of the two Israeli series of bonds.

PC intends to deposit the remainder of the Mandatory Repayment Amount with a third-party trustee for the benefit of Israeli series A and series B bondholders and to submit a petition to the competent court in Israel requesting instructions with regard to the allocation of the remainder of the Mandatory Repayment Amount.

On October 4, 2016 the PC has received the consent of the trustees of its Israeli series A bonds and series B bonds for the allocation of certain funds received by PC between the PC’s series A bonds and series B bonds due for repayment of such bonds as detailed above. PC further advises that it has filed an application with the Israeli court to receive instructions as to the allocation of the remainder funds between the Israeli series A and series B bondholders and the parties are currently waiting to the decision of the judge.

F.	On October 2, 2017 PC has concluded the transaction with an international investor, NEPI Rockcastle (the “Buyer”), on the termination of land use right and preliminary easement agreement which created certain easement rights over the Arena Plaza plot registered in favor of PC subsidiary In consideration for termination of the land use right and the preliminary easement agreement, PC’s subsidiary received the net sum of EUR 2.5 million.

20

ELBIT IMAGING LTD.

Notes to the condensed consolidated interim financial data

9.	Subsequent events (Cont.)

G.	On November 21, 2017 PC completed the sale of SPV holding of the Torun Plaza shopping and entertainment center in Poland to an investment fund (the “Purchaser”).

PC has received circa Euro 28.3 million. This net cash is after the deduction of the bank loan (circa €43.3 million), and other working capital adjustments in accordance with the balance sheet of the SPV holding the Project. The above mentioned sums do not include the earn out payment of circa €1.1 million which may be due at the end of May 2018 if new leases are signed by the end of April 2018.

H.	On November 28, 2017, the Company has signed an amendment to the bank Hapoalim Loan Agreement so that the repayment date of the loan will be postponed as detailed below (the “Amendment” and the “Loan”).

The loan balance of the debt as of November 22, 2017 is approximately 12.65 million EURO which were due on November 30, 2017. Upon signing the Amendment, the Company paid €1.05 million to the Bank, so that the balance of the Loan is now €11.6 million (“Updated Balance”). The Updated Balance will be repaid to the Bank in monthly installments, according to the following payment schedule:

1.	€1 million will be repaid on December 27, 2017.
2.	The remaining balance of the Loan will be paid no later than January 31, 2018.

The Loan will bear interest at the rate of LIBOR + 4.65%, to be paid by the Company in monthly installments beginning December 27, 2017.

Any funds that the Company will receive from the sale of the Radisson Blu Hotel in Bucharest Romania, and/or from any other sources, will be used for early repayment on account of, or full repayment, as the case may be, of the Loan.

I.	On November 29, 2017, the Company has announced, that its wholly owned indirect subsidiary (the “Vendor”) has signed a definitive sale and purchase agreement (the “Agreement”) for the sale of its entire shareholding (comprising approx. 98.2% of the outstanding share capital) in the company (the “SPV”) which owns the Radisson Hotel Complex in Bucharest, Romania, based on a property value of €169.2 million (the “Transaction”). The Agreement has been signed with an acquisition vehicle jointly owned by two international investment funds (the “Purchaser”).

The consummation of the Transaction, which is expected to occur during the month of December 2017, is subject to the fulfillment of a conditions precedent, namely the obtaining by the Purchaser of externally sourced financing.

The estimated net proceeds to be derived from the Transaction (after offsetting the SPV’s senior bank loan, working capital and other adjustments, as well as transaction expenses) is expected to be approximately €81 million. Part of the net proceeds equal to €8 million will be used to finance a vendor loan which has been granted for a period of 3 years, bearing interest at the rate of 5% per annum (the “Vendor Loan”).

The Vendor Loan will act as collateral for customary post-closing liabilities of the SPV, whereby the Purchaser may offset adjudicated losses which may be incurred by it as a result of a breach of warranties or in respect of certain indemnities given by the Vendor in terms of the Agreement. Additionally, the Company has granted a letter of guarantee in favor of the Purchaser pursuant to which it has undertaken to fulfill the Vendor’s undertakings and obligations under the Agreement (if and to the extent that the Vendor fails to do so). At this stage, there can be no certainty that the condition precedent will be met in a timely manner, or that the Transaction will be successfully consummated.

As a result, the Company recorded decrease in value of the hotel in the amount of approximately NIS 10 million in the financial statements as of June 30, 2017 in order to reflect its value based on the transaction.

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